T. Rowe Price Inflation Focused Bond Fund

1) The operating policy for Foreign Securities has been revised as follows (previous limit was 10%):

Operating policy There is no limit on fund investments in U.S. dollar-denominated debt securities issued by foreign issuers, foreign branches of U.S. banks, and U.S. branches of foreign banks. The fund may also invest up to 20% of total assets (excluding reserves) in non-U.S. dollar-denominated foreign debt securities. Subject to the overall limit on fund investments in foreign securities, there is no limit on the amount of foreign investments that may be made in emerging markets.

2) The operating policy under Managing Foreign Currency has been revised as follows (previous limit was 10%):

Operating policy The fund will not commit more than 20% of total assets to any combination of the types of foreign currency instruments previously described.